FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 333-100069

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-109628) OF NETEASE.COM, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Fourth Quarter and Fiscal Year End Results for 2005 dated February 23, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: February 23, 2005

Exhibit 99.1

Press Release

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@corp.netease.com

8610-8518-0163, ext. 8243

Christina Splinder

Ogilvy Public Relations Worldwide

christina.splinder@ogilvy.com

8610-8520-6550

NetEase.com Reports Fourth Quarter and Fiscal Year 2004 Financial Results

Highlights for the Fourth Quarter 2004

•	Total net revenues for the quarter increased by 9.7% over the preceding quarter to RMB261.7 million (US$31.6 million)

•	Net revenues from online game services for the quarter increased by 22.6% to RMB196.8 million (US$23.8 million); Westward Journey Online Version 2.0 enjoyed double digit revenue growth during the quarter

•	Net profit for the quarter grew 19.3% over the preceding quarter to RMB130.2 million (US$15.7 million), equivalent to US$0.50 (basic) and US$0.45 (diluted) earnings per American Depositary Share. The Company’s reported diluted earnings per American Depositary Share includes the dilutive effect of the assumed conversion of its US$100 million principal amount of zero coupon convertible subordinated notes, as required by the Emerging Issues Task Force Issue No. 04-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF 04-08”).

Highlights for Fiscal Year 2004

•	Total net revenues for the year increased by 58.8% over the total revenuesNote (a) of RMB569.1 million for the preceding year to RMB903.6 million (US$109.2 million)

Note (a): When reading this press release, please note that the Company’s “total revenues” as previously reported in its financial statements for the quarter and year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of NetEase’s variable interest entities, or VIEs) is equivalent to the Company’s “total net revenues” as reported in its financial statements for the quarters ended September 30 and December 31, 2004 and the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both “total revenues” in 2003 and “total net revenues” in 2004 represent gross revenue receivable from final customers, net of business tax payable by the VIEs. For additional information, please refer to Notes 2 and 4 in the Unaudited Notes to Financial Information included in this press release.

•	Net profit for the year grew 36.7% over the preceding year to RMB441.4 million (US$53.3 million), equivalent to US$1.70 (basic) and US$1.54 (diluted) earnings per American Depositary Share. The Company’s reported diluted earnings per American Depositary Share includes the dilutive effect of the assumed conversion of its US$100 million principal amount of zero coupon convertible subordinated notes, as required by the EITF 04-08.

(Beijing – February 23, 2005) – NetEase.com, Inc. (Nasdaq: NTES), one of China’s leading Internet, online game and wireless value-added services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2004.

Financial Results

For the Fourth Quarter 2004

For the fourth quarter ended December 31, 2004, the Company reported total net revenues of RMB261.7 million (US$31.6 million), a 9.7% increase over total net revenues of RMB238.6 million (US$28.8 million) for the preceding quarter and a 55.1% increase over total revenuesNote (a) of RMB168.7 million (US$20.4 million) for the corresponding period in 2003.

The main revenue driver for the fourth quarter was online game services, which grew to RMB196.8 million (US$23.8 million), a 22.6% increase over RMB160.5 million (US$19.4 million) for the third quarter. Performance of the Company’s two self-developed titles, Westward Journey Online Version 2.0 and Fantasy Westward Journey Online, was strong during the quarter, as highlighted by record average concurrent user numbers of 159,000 and 146,000, respectively, for the fourth quarter in 2004. The peak concurrent users for Westward Journey Online Version 2.0 and Fantasy Westward Journey reached approximately 349,000 and 356,000, respectively, during the fourth quarter of 2004. Westward Journey Online Version 2.0 and Fantasy Westward Journey experienced quarter over quarter revenue growth rates of 15.2% and 33.2% in the fourth quarter, respectively, primarily due to the successful launching of new expansion packs and, to a lesser extent, the seasonal effect of the National Day holiday in China and the Christmas holiday period during which users had more time to play such games.

Net revenues from advertising services for the fourth quarter were RMB40.9 million (US$4.9 million), representing a 12.4% decrease from the preceding quarter’s RMB46.7 million (US$5.6 million). The decrease in net revenues in this quarter when compared with the third quarter was partly due to seasonality impact, as certain advertisers decreased their spending on promotions and marketing during the winter season. The decrease was also partly due to the fact that certain of the Company’s major advertisers spent a major portion of their annual marketing budget in the third quarter of 2004 during the summer holiday and the Olympics period and, accordingly, their advertising spending decreased in the fourth quarter.

Net revenues from wireless value-added and other fee-based premium services for the fourth quarter were RMB24.0 million (US$2.9 million), representing a 23.5% decrease from the preceding quarter’s RMB31.4 million (US$3.8 million). Strong competition in this sector, the general decrease in popularity of pure SMS products and the ongoing implementation of the mobile operators’ new billing platforms across China continued to adversely impact results.

The Company achieved gross profit in the fourth quarter of RMB207.4 million (US$25.1 million), representing a 9.3% increase over the previous quarter’s RMB189.8 million (US$22.9 million) and a 52.2% increase over RMB136.2 million (US$16.5 million) for the corresponding period a year ago.

Gross margins for online games improved from 88.0% in the preceding quarter to 88.3% in the fourth quarter as the Company continued to enjoy economies of scale in this area. Gross margins for advertising and wireless value-added and other fee-based premium services declined from 68.2% to 65.5% and from 53.2% to 28.4%, respectively, due mainly to the fact that the decrease in revenues did not result in a corresponding decrease in costs, as a large proportion of the cost of revenues for advertising, wireless value-added and other fee-based services is fixed in nature. In addition, during the fourth quarter the Company recorded a one-time expense of approximately RMB2.9 million (US$0.4 million) of prepaid revenue share to a domestic television variety show producer, with which the Company has been partnering for certain of its SMS services.

Total operating expenses for the fourth quarter were RMB77.1 million (US$9.3 million), a 4.8% decrease from the previous quarter’s RMB81.0 million (US$9.8 million) and a 103.1% increase from RMB37.9 million (US$4.6 million) in the corresponding period a year ago. The quarter over quarter decrease was largely due to lower marketing expenses as the corporate marketing campaign that the Company began earlier in the year was substantially executed and completed in the third quarter.

The Company reported net profit for the fourth quarter of RMB130.2 million (US$15.7 million), a 19.3% increase over net profit of RMB109.1 million (US$13.2 million) for the preceding quarter and a 38.3% increase over net profit of RMB94.1 million (US$11.4 million) for the corresponding period in 2003.

The Company reported basic and diluted earnings per American Depositary Share of US$0.50 and US$0.45 for the fourth quarter, compared with US$0.42 and US$0.38 (as restated; see explanation in Note 5 in the Unaudited Notes to Financial Information included in this press release) for the preceding quarter in 2004, and US$0.36 and US$0.33 (as restated; see explanation in Note 5 in the Unaudited Notes to Financial Information included in this press release), for the fourth quarter in 2003, respectively.

For the Fiscal Year 2004

For the fiscal year 2004, the Company reported total net revenues of RMB903.6 million (US$109.2 million), a 58.8% increase over total revenues (see Note (a) above) of RMB569.1 million (US$68.8 million) for the fiscal year 2003.

The Company achieved gross profit for the year of RMB719.8 million (US$87.0 million), representing a 57.6% increase over gross profit of RMB456.7 million (US$55.2 million) for the fiscal year 2003.

The Company reported net profit of RMB441.4 million (US$53.3 million), compared to the previous year’s net profit of RMB322.9 million (US$39.0 million). The Company reported basic and diluted earnings per American Depositary Share of US$1.70 and US$1.54 for the year 2004, respectively, compared with US$1.25 and US$1.16 (as restated), respectively, for the year 2003.

As of December 31, 2004, the Company’s total cash and held-to-maturity investments balance was RMB2.3 billion (US$276.6 million), a 9.6% increase from the previous quarter’s RMB2.1 billion (US$252.4 million). Cash flow generated from operating activities was approximately RMB203.0 million (US$24.4 million) and RMB614.2 million (US$74.2 million) during the quarter and year ended December 31, 2004, respectively.

Others

The Company also announced today that it will record in the first quarter of 2005 a one-time expense of approximately RMB20.7 million (US$2.5 million) resulting from the purchase of a 3D game technology related to the future development of online games. The Company expects that this 3D technology will become a key technology in the development of substantially all of its future self-developed online games. According to accounting principles generally accepted in the United States (“GAAP”), because the technological feasibility stage of those to-be-developed online games has not been reached, the Company is not allowed to capitalize any related research and development costs, including the cost of this technology, and must instead expense such costs in the period when they are incurred.

Commenting on the Company’s earnings, Ted Sun, acting Chief Executive Officer and Director said, “NetEase continues to leverage the marketing power of its highly popular Chinese web sites to drive growth to the top line revenue. Our reputation as a leading online games company continues to grow as well, thanks to the huge success of our self-developed games. The advertising segment, although adversely affected by seasonality issues in the fourth quarter and the general decrease in advertising activity following the summer holiday and the Olympics period in the third quarter which we believe generally affected the online advertising industry in China as a whole, exhibited strong growth as 2004 full year revenues grew 81.6% compared to 2003. Furthermore, we have increased our published advertising rates since January 1, 2005 as our portal continues to accumulate more accounts and pageviews. We also continue to invest in our wireless and other value-added services, although this segment now represents only a small portion of our Company’s business. We continue to believe that this business segment presents long-term potential.”

“Our online games business has again exceeded our expectations,” said Michael Tong, Chief Operating Officer. “Westward Journey Online Version 2.0 and Fantasy Westward Journey Online continued their strong performance as shown by record high concurrent user numbers in the fourth quarter in 2004 and double digit growth for Westward Journey during the quarter.” Mr. Tong continued, “Further expanding our game line-up and adding new game genres, we beta launched a new licensed game, Fly for Fun, in December 2004. We also intend to launch a new 2.5D martial arts-themed and a 3D Chinese mythology-themed massively multiplayer online role playing games, as well as a number of casual games, later in 2005.”

Denny Lee, NetEase’s Chief Financial Officer said, “Our solid 2004 results again demonstrate the value of our diversified revenue strategy. This year we continued to grow top and bottom line revenue, mainly due to the exceptional contribution from the online game segment, and we were also able to maintain our high margins, with gross margins remaining relatively stable for the period. We believe that we are entering 2005 on a strong financial footing.”

Users of the NetEase Web sites continued to grow in the fourth quarter, with 298 million accumulated registered accounts as of December 31, 2004, representing an increase of 12.9% over the 264 million accounts at the end of the previous quarter and a 78.4% increase over the 167 million accounts at the same time a year ago.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2765. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of December 31, 2004, we had approximately 298 million accumulated registered accounts, and our average daily page views for the month ended December 31, 2004 exceeded 427 million.

Community products and services which the NetEase Web sites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 21 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers online advertising on its Web sites as well as paid listings on its search engine, web directory and classified ads services, and an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, MMS and WAP technologies, and online game services through massively multi-player online role-playing game titles including, “Westward Journey Online Version 2.0”, “Fantasy Westward Journey Online” and “Fly for Fun”.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates or if it cannot maintain the popularity of its existing games; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will continue to decline; the risk of changes in Chinese government regulations and/or the policies of the mobile operators in China that limit future growth of NetEase’s wireless value-added services or online games revenue or causes such revenue to decline; the risk that future marketing expenditures may not produce the results that management expects; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase’s American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in NetEase’s existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB (Note 2)	USD (Notes 1 and 2)
Assets

Current assets:
Cash	1,356,069,544	2,123,891,537	256,617,113
Held-to-maturity investments	332,093,546	165,532,000	20,000,242
Accounts receivable, net	—	56,304,762	6,802,968
Prepayments and other current assets	19,749,369	20,722,068	2,503,723
Due from related parties, net (Note 3)	15,182,589	—	—
Deferred tax assets	9,669,543	—	—

Total current assets	1,732,764,591	2,366,450,367	285,924,046

Non-current rental deposit	1,430,544	2,140,394	258,611
Property, equipment and software, net	40,410,264	77,303,013	9,340,061
Deferred assets	12,086,693	4,246,624	513,094

Total assets	1,786,692,092	2,450,140,398	296,035,812

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	10,738,090	19,344,098	2,337,232
Salary and welfare payable	17,405,624	36,283,138	4,383,875
Taxes payable	15,976,342	44,009,342	5,317,386
Deferred revenue	—	134,896,863	16,298,781
Due to related parties, net (Note 3)	21,947,411	—	—
Accrued liabilities	11,698,761	22,961,861	2,774,344

Total current liabilities	77,766,228	257,495,302	31,111,618

Long-term payable:	827,901,449	839,399,578	101,419,631

Total liabilities	905,667,677	1,096,894,880	132,531,249

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,184,167,189 shares issued and outstanding as of December 31, 2004	2,589,756	2,635,419	318,422
Additional paid-in capital	993,254,740	1,023,954,160	123,718,258
Statutory reserve	33,699,834	90,882,108	10,980,742
Deferred compensation	(69,175)	(13,835)	(1,672)
Translation adjustments	210,838	210,838	25,474
Retained earnings (Accumulated deficit)	(148,661,578)	235,576,828	28,463,339

Total shareholders’ equity	881,024,415	1,353,245,518	163,504,563

Total liabilities and shareholders’ equity	1,786,692,092	2,450,140,398	296,035,812

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended				Year Ended
	December 31, 2003	September 30, 2004	December 31, 2004	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Notes 1 and 2)	RMB	RMB (Note 2)	USD (Notes 1 and 2)
Revenues:
Online game services	74,446,394	169,832,982	208,255,497	25,162,266	203,246,114	628,936,223	75,990,603
Advertising services	26,296,808	51,031,147	44,685,971	5,399,139	86,183,733	171,054,305	20,667,469
Wireless value-added and other fee-based premium services	67,986,356	32,539,861	24,939,955	3,013,346	279,659,170	158,310,317	19,127,689

Total Revenues	168,729,558	253,403,990	277,881,423	33,574,751	569,089,017	958,300,845	115,785,761

Business taxes (Note 4)	(6,936,530)	(14,825,004)	(16,163,775)	(1,952,973)	(26,954,502)	(54,703,018)	(6,609,439)

Total net revenues	161,793,028	238,578,986	261,717,648	31,621,778	542,134,515	903,597,827	109,176,322

Total cost of revenues	(25,580,502)	(48,784,246)	(54,340,040)	(6,565,582)	(85,462,717)	(183,803,395)	(22,207,865)

Gross profit	136,212,526	189,794,740	207,377,608	25,056,196	456,671,798	719,794,432	86,968,457

Operating expenses:
Selling and marketing expenses	(11,752,345)	(60,407,604)	(41,587,393)	(5,024,756)	(43,135,804)	(152,842,334)	(18,467,025)
General and administrative expenses	(19,538,373)	(28,577,672)	(25,327,931)	(3,060,222)	(67,634,599)	(101,631,070)	(12,279,474)
Research and development expenses	(6,651,157)	(8,570,850)	(10,163,099)	(1,227,946)	(19,120,827)	(34,362,806)	(4,151,852)
Insurance claims settlement for the now-settled class action litigation	—	16,553,200	—	—	—	16,553,200	2,000,024

Total operating expenses	(37,941,875)	(81,002,926)	(77,078,423)	(9,312,924)	(129,891,230)	(272,283,010)	(32,898,327)

Operating profit	98,270,651	108,791,814	130,299,185	15,743,272	326,780,568	447,511,422	54,070,130

Other income (expenses):
Investment income	538,278	906,364	698,746	84,425	538,278	3,522,169	425,563
Interest income	3,986,707	5,875,131	7,838,669	947,100	11,273,685	22,333,511	2,698,425
Interest expense	—	(846,210)	(1,065,217)	(128,704)	—	(3,877,129)	(468,450)
Other, net	(141,983)	—	(45,372)	(5,482)	5,410,171	504,428	61,309

Profit before tax	102,653,653	114,727,099	137,726,011	16,640,611	344,002,702	469,994,401	56,786,977

Income tax	(8,573,459)	(5,666,455)	(7,570,603)	(914,711)	(21,129,978)	(28,576,719)	(3,452,754)

Net profit	94,080,194	109,060,644	130,155,408	15,725,900	322,872,724	441,420,682	53,334,223

Earnings per share, basic	0.03	0.03	0.04	0.01	0.10	0.14	0.02

Earnings per ADS, basic	3.01	3.44	4.13	0.50	10.34	14.10	1.70

Earnings per share, diluted (Note 5)	0.03	0.03	0.04	0.01	0.10	0.13	0.02

Earnings per ADS, diluted (Note 5)	2.71	3.16	3.71	0.45	9.63	12.75	1.54

Weighted average number of ordinary shares outstanding, basic	3,127,532,135	3,167,067,332	3,176,762,632	3,176,762,632	3,122,257,952	3,157,841,781	3,157,841,781

Weighted average number of ADS outstanding, basic	31,275,321	31,670,673	31,767,626	31,767,626	31,222,580	31,578,418	31,578,418

Weighted average number of ordinary shares outstanding, diluted (Note 5)	3,475,776,288	3,476,659,180	3,538,848,713	3,538,848,713	3,353,659,328	3,491,430,437	3,491,430,437

Weighted average number of ADS outstanding, diluted (Note 5)	34,757,763	34,766,592	35,388,487	35,388,487	33,536,593	34,914,304	34,914,304

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended				Year Ended
	December 31, 2003	September 30, 2004	December 31, 2004	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Notes 1 and 2)	RMB	RMB	USD (Notes 1 and 2)
Cash flows from operating activities:
Net profit	94,080,194	109,060,644	130,155,408	15,725,900	322,872,724	441,420,682	53,334,223
Adjustments for:
Depreciation	4,4,93,899	7,759,730	6,206,159	749,853	17,429,212	26,452,040	3,196,042
Share compensation cost	(66,786)	13,835	13,835	1,672	239,402	55,340	6,686
Provision for doubtful debts	1,613,926	2,281,603	3,997,127	482,949	3,551,682	7,953,883	961,020
Amortization of issuance cost of convertible bonds	1,978,391	1,959,980	1,959,981	236,813	3,511,275	7,840,069	947,269
(Increase) Decrease in accounts receivable	—	(15,656,612)	31,301,560	3,781,980	—	7,568,165	914,416
(Increase) Decrease in prepayments and other current assets	5,084,094	15,152,323	5,721,790	691,330	(5,798,662)	423,383	51,155
(Increase) Decrease in due from/to related parties	(4,945,452)	—	—	—	25,661,649	—	—
(Increase) Decrease in deferred tax assets	(431,837)	1,628,860	3,205,911	387,351	(7,273,655)	9,669,543	1,168,311
Increase (Decrease) in accounts payable and other liabilities	728,453	(3,307,968)	1,643,750	63,520	3,288,082	6,009,418	726,082
Increase (Decrease) in deferred revenue	—	30,926,344	2,497,165	301,718	(165,115)	77,169,729	9,323,957
Increase in salary and welfare payable	3,341,596	80,405	11,664,996	1,409,412	1,382,244	14,103,693	1,704,065
Increase (Decrease) in taxes payable	(4,863,531)	(4,905,904)	5,365,040	648,226	7,723,392	5,466,691	660,508
Increase (Decrease) in accrued liabilities	3,863,243	3,783,221	(751,413)	(90,789)	1,300,376	10,021,222	1,210,804

Net cash provided by operating Activities	104,876,190	148,776,461	202,981,309	24,389,935	373,722,606	614,153,858	74,204,538

Cash flows from investing activities
(Increase) Decrease in held-to-maturity investments	(332,093,546)	281,362	82,929,919	10,019,926	(332,093,546)	166,561,546	20,124,636
Purchase of property, equipment and software	(11,262,621)	(19,740,474)	(9,464,912)	(1,008,507)	(27,824,900)	(60,142,252)	(7,266,630)
Decrease in due from related parties	—	9,000,000	—	—	—	—	—
Increase in non-current deposit	(116,707)	—	(271,324)	(32,782)	(364,632)	(584,810)	(70,659)

Net cash (used in) provided by investing activities	(343,472,874)	(10,459,112)	73,193,683	8,978,637	(360,283,078)	105,834,484	12,787,347

Cash flows from financing activities:
Proceed from employees exercising stock options	603,301	800,957	7,232,657	873,879	15,064,146	30,745,083	3,714,745
Re-purchase of ordinary shares	—	—	—	—	(38,157,537)	—	—
Increase (Decrease) in other long-term payable	(114,866)	103,081	—	—	231,449	1,298,129	156,845
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes					827,670,000	—	—
Payment for issuance cost of convertible notes	—	—	—	—	(23,437,986)	—	—

Net cash provided by financing activities	488,435	904,038	7,232,657	873,879	781,370,072	32,043,212	3,871,590

Effect of change rate changes on cash	—	—	—	—	(18,072)	—	—

Net increase (decrease) in cash	(238,108,249)	139,221,387	283,407,649	34,242,451	794,791,528	752,031,554	90,863,475

Add: Increase in restricted cash	—	—	—	—	1,208,305	—	—

Cash, beginning of the year/quarter	1,594,177,793	1,701,262,501	1,840,483,888	222,374,662	560,069,711	1,371,859,983	165,753,638

Cash, end of the year/quarter	1,356,069,544	1,840,483,888	2,123,891,537	256,617,113	1,356,069,544	2,123,891,537	256,617,113

Supplemental disclosures of cash flow information:
Cash paid during the year/quarter for income taxes	7,737,704	4,783,610	5,778,940	698,235	20,793,510	24,374,799	2,945,061

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	(66,786)	13,835	13,835	1,672	239,402	55,340	6,686

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	December 31, 2003	September 30, 2004	December 31, 2004	December 31, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Notes 1 and 2)
Revenues:
Online game services	74,446,394	169,832,982	208,255,497	25,162,266
Advertising services	26,296,808	51,031,147	44,685,971	5,399,139
Wireless value-added and other fee-based premium services	67,986,356	32,539,861	24,939,955	3,013,346

Total revenues	168,729,558	253,403,990	277,881,423	33,574,751

Business taxes: (Note 4)
Online game services	(3,536,421)	(9,340,814)	(11,454,052)	(1,383,925)
Advertising services	(1,323,879)	(4,337,647)	(3,798,308)	(458,927)
Wireless value-added and other fee-based premium services	(2,076,230)	(1,146,543)	(911,415)	(110,121)

Total business taxes	(6,936,530)	(14,825,004)	(16,163,775)	(1,952,973)

Net revenues:
Online game services	70,909,973	160,492,168	196,801,445	23,778,341
Advertising services	24,972,929	46,693,500	40,887,663	4,940,212
Wireless value-added and other fee-based premium services	65,910,126	31,393,318	24,028,540	2,903,225

Total net revenues	161,793,028	238,578,986	261,717,648	31,621,778

Cost of revenues:
Online game services	(7,696,695)	(19,263,623)	(23,010,911)	(2,780,271)
Advertising services	(8,882,933)	(14,843,036)	(14,118,654)	(1,705,873)
Wireless value-added and other fee-based premium services	(9,000,874)	(14,677,587)	(17,210,474)	(2,079,439)

Total cost of revenues	(25,580,502)	(48,784,246)	(54,340,040)	(6,565,582)

Gross profit:
Online game services	63,213,278	141,228,545	173,790,534	20,998,071
Advertising services	16,089,996	31,850,464	26,769,009	3,234,339
Wireless value-added and other fee-based premium services	56,909,252	16,715,731	6,818,066	823,786

Total gross profit	136,212,526	189,794,740	207,377,608	25,056,196

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED NOTES TO FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Ling Yi are deemed to be variable interest entities (“VIEs”) of the Company, and the Company is deemed to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising, amounts due from/ to these two related parties have been eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and taxes payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due to and due from related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and tax payable and others on the balance sheet of the VIEs as of that date:

December 31, 2003
RMB
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Taxes payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

Note 4:	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable(Note i) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable(Note ii) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note i:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the quarter ended December 31, 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB9,065,630, segmentally analyzed as below:

Quarter Ended December 31, 2003
RMB
Business tax:

Online game services	(4,332,859)
Advertising services	(2,575,964)
Wireless value-added and other fee-based premium services	(2,156,807)

(9,065,630)

Note ii:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the quarters ended September 30 and December 31, 2004 amounted to RMB11,583,072 and RMB12,593,438 respectively, segmentally analyzed as below:

	Quarter Ended
	September 30, 2004	December 31, 2004
	RMB	RMB
Business tax:

Online game services	(8,024,608)	(9,840,072)
Advertising services	(2,125,078)	(1,890,915)
Wireless value-added and other fee-based premium services	(1,433,386)	(862,451)

	(11,583,072)	(12,593,438)

Note 5:	When calculating the fully diluted earnings per American Depositary Share (ADS) for the fourth quarter in 2004, the Company adopted the consensus reached on EITF 04-08, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its zero coupon convertible subordinated notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s American Depositary Shares exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s American Depositary Shares in December 2003, September 2004 and December 2004 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per American Depositary Share for all prior periods were restated, except for the quarter ended September 30, 2003 as the reported diluted earnings per American Depositary Share included the shares issuable upon conversion of the Convertible Notes because the market price condition for convertibility was satisfied in that quarter.

In accordance with the adoption of EITF 04-08, the weighted average number of diluted ordinary shares and American Depositary Shares outstanding for the purpose of calculating diluted earnings per share and diluted earnings per American Depositary Share for the three months ended December 31, 2003 and September 30, 2004, as well as for the year ended December 31, 2003, have been revised to include the contingently issuable shares in relation to the Company’s Convertible Notes outstanding as of December 31, 2003 and September 30, 2004. The inclusion of these contingently issuable shares results in a decrease of US$0.02 to each of the previously reported diluted earnings per American Depositary Share for the quarters ended December 31, 2003 and September 30, 2004 and for the year ended December 31, 2003, respectively.